Acuren Corporation

14434 Medical Complex Drive, Suite 100

Tomball, Texas 77377

June 25, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Nico Albantiann

Re:	Acuren Corporation
Registration Statement on Form S-4
File No. 333-287888

Dear Mr. Albantiann:

Acuren Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:30 p.m. Eastern Time on June 27, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

Acuren Corporation

By:	/s/ Fiona Sutherland
Name:	Fiona Sutherland
Title:	General Counsel and Secretary

cc:	Flora R. Perez, Esq.
Brian J. Gavsie, Esq.
Greenberg Traurig, P.A.

[Signature Page to Acceleration Request Letter]